                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                quepasa.com, inc.
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                    74833W107
                                 (CUSIP Number)

                                January 26, 2000
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  74833W 10 7               13G           PAGE    2    OF    5    PAGES

    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Ernest C. Garcia II

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]
    3   SEC USE ONLY

    4   CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

    NUMBER OF SHARES       5  SOLE VOTING POWER                   0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    6  SHARED VOTING POWER         1,385,124
          WITH
                           7  SOLE DISPOSITIVE POWER              0

                           8  SHARED DISPOSITIVE POWER    1,164,471

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                                                         1,385,124

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  8.3%

   12   TYPE OF REPORTING PERSON*
        IN


*See Instructions

CUSIP NO.  74833W 10 7               13G           PAGE    3    OF    5    PAGES


    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Verde Capital Partners, LLC
       86-0970811

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]

    3  SEC USE ONLY

    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Arizona

    NUMBER OF SHARES       5  SOLE VOTING POWER                   0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    6  SHARED VOTING POWER           782,215
          WITH
                           7  SOLE DISPOSITIVE POWER              0

                           8  SHARED DISPOSITIVE POWER      561,562


    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON*                                              782,215

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   4.7%

   12  TYPE OF REPORTING PERSON*
       OO

*See Instructions

CUSIP NO.  74833W 10 7               13G           PAGE    4    OF   5     PAGES

    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Verde Reinsurance Company, Ltd.
       66-0558988

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]

    3  SEC USE ONLY

    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Island of Nevis

    NUMBER OF SHARES       5  SOLE VOTING POWER                   0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    6  SHARED VOTING POWER           340,909
          WITH

                           7  SOLE DISPOSITIVE POWER              0

                           8  SHARED DISPOSITIVE POWER      340,909

    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON*                                              340,909

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    2.0%

   12  TYPE OF REPORTING PERSON*
       CO

*See Instructions

CUSIP NO.  74833W 10 7               13G           PAGE    5    OF   5     PAGES

    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Verde Investments, Inc.
       86-0706842

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]

    3  SEC USE ONLY

    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       ARIZONA

    NUMBER OF SHARES       5  SOLE VOTING POWER                   0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    6  SHARED VOTING POWER           262,000
          WITH
                           7  SOLE DISPOSITIVE POWER              0

                           8  SHARED DISPOSITIVE POWER      262,000


    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON*                                              262,000

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    1.6%

   12  TYPE OF REPORTING PERSON*
       CO

*See Instructions

ITEM 1.   (a)      Name of Issuer:

                   quepasa.com, inc., a Nevada corporation ("Quepasa")

          (b)      Address of Issuer's Principal Executive Offices:

                   400 East Van Buren, 4th Floor
                   Phoenix, Arizona  85004

ITEM 2.   (a)      Name of Persons Filing:

                   Ernest C. Garcia II
                   Verde Capital Partners, LLC
                   Verde Reinsurance Company, Ltd.
                   Verde Investments, Inc.

          (b)      Address of Principal Business Office:

                   For each reporting person:
                   2525 E. Camelback Road, Suite 1150
                   Phoenix, Arizona  85016

          (c)      Citizenship:

                   Ernest C. Garcia II - U.S.A.
                   Verde Capital Partners, LLC - Arizona
                   Verde Reinsurance Company, Ltd. - Island of Nevis Verde Investments, Inc. - Arizona

          (d)      Title of Class of Securities:

                   Common Stock, $0.001 par value per share

          (e)      CUSIP Number:

                   74833W107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)      [ ]     Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o).

          (b)      [ ]     Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

          (c)      [ ]     Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c).

          (d)      [ ]     Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)      [ ]     An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E).

          (f)      [ ]     An employee benefit plan or endowment fund in
accordance with Section 240.13d-1(b)(1)(ii)(F).

          (g)      [ ]     A parent holding company or control person in
accordance with Section 240.13d-1(b)(1)(ii)(G).

          (h)      [ ]     A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i)      [ ]     A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)      [ ]     Group, in accordance with Section 240-13d-1(b)(1)(ii)
(J).

ITEM 4.  OWNERSHIP.

         (a)(b)   AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY
                  OWNED

                  (i)      Aggregate number of shares:        1,385,124(1)
                  (ii)     Percentage of class:               8.3%(1)(2)
                  (iii)    Sole voting power:                         0
                  (iv)     Shared voting power:               1,385,124
                  (v)      Sole dispositive power:                    0
                  (vi)     Shared dispositive power:          1,164,471(3)

         (1)      Ernest C. Garcia II                         1,385,124         8.3%
                  Verde Capital Partners, LLC                 782,215           4.7%
                  Verde Reinsurance Company, Ltd.             340,909           2.0%
                  Verde Investments, Inc.                     262,000           1.6%

         (2) Based on 16,738,375 outstanding shares pursuant to a certificate of the Secretary of Quepasa dated January 28, 2000.

         (3) 220,653 shares of Quepasa common stock issuable to Verde Capital Partners, LLC are currently in escrow. Verde Capital Partners, LLC has the power to vote these shares, but does not have the power to dispose of them. 110,327 of the escrowed shares will be released from escrow upon the later of April 28, 2000 and the surviving company in the merger of eTrato.com, Inc. into a wholly-owned subsidiary of Quepasa, effected on January 28, 2000, meeting certain targets. 110,326 of the escrowed shares will be released from escrow upon the later of July 28, 2000 and the surviving company in the eTrato merger meeting certain targets. All of the escrowed shares will be released upon a change of control in Quepasa.

         Verde Capital Partners, LLC and Verde Reinsurance Company, Ltd. each hold a Common Stock Purchase Warrant to purchase an additional 340,909 shares each of Quepasa common stock. The Warrants becomes exercisable if the surviving corporation in the merger of credito.com, Inc. into a wholly-owned subsidiary of Quepasa, effected on January 26, 2000, meets certain targets or if there is a change in control of Quepasa prior to December 31, 2001. The Warrants becomes exercisable upon the later of the first date upon which the targets are achieved or January 26, 2001, however the Warrant becomes immediately exercisable if there is a change in control of Quepasa prior to December 31, 2001.

(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWER

       (a)     Verde Reinsurance:

               (i)      Sole power to vote or to direct the vote -- 0

               (ii)     Shared power to vote or to direct the vote - 340,909

               (iii)    Sole power to dispose or to direct the disposition -- 0

               (iv)     Shared power to dispose or to direct the disposition -
340,909

       (b)     Verde Investments:

               (i)      Sole power to vote or to direct the vote -- 0

               (ii)     Shared power to vote or to direct the vote - 262,000

               (iii)    Sole power to dispose or to direct the disposition -- 0

               (iv)     Shared power to dispose or to direct the disposition -
262,000

       (c)     Verde Capital:

               (i)      Sole power to vote or to direct the vote -- 0

               (ii)     Shared power to vote or to direct the vote - 782,215

               (iii)    Sole power to dispose or to direct the disposition -- 0

               (iv)     Shared power to dispose or to direct the disposition -
561,562

       (d)     Ernest C. Garcia II

               (i)      Sole power to vote or to direct the vote -- 0

               (ii)     Shared power to vote or to direct the vote - 1,385,124

               (iii)    Sole power to dispose or to direct the disposition -- 0

               (iv) Shared power to dispose or to direct the disposition - 1,164,471

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

         Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         See Schedule 1.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

                                    SIGNATURE



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:   February 4, 2000       /s/ Ernest C. Garcia II
                               -------------------------------------------------
                               Ernest C. Garcia II


Dated:   February 4, 2000     Verde Investments, Inc., an Arizona corporation


                               By: /s/ Ernest C. Garcia II
                                  ----------------------------------------------
                               Name:   Ernest C. Garcia II
                               Its:    President


Dated:   February 4, 2000     Verde Capital Partners, LLC,
                               an Arizona limited liability company


                               By: /s/ Ernest C. Garcia II
                                  ----------------------------------------------
                               Name:   Ernest C. Garcia II
                               Its:    Managing Member


Dated:   February 4, 2000     Verde Reinsurance Company, Ltd.,
                               a corporation of the Island of Nevis


                               By: /s/ Ernest C. Garcia II
                                  ----------------------------------------------
                               Name:   Ernest C. Garcia II
                               Its:    President

                           SCHEDULE 1 TO SCHEDULE 13G

         This Schedule 13G is jointly filed pursuant to Rule 13a-1(c) and Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") by:
(i) Verde Reinsurance Company, Ltd., by virtue of its direct beneficial ownership of Common Stock of Quepasa; (ii) Verde Investments, Inc., by virtue of its direct beneficial ownership of Common Stock of Quepasa; (iii) Verde Capital Partners, LLC, by virtue of its direct beneficial ownership of Common Stock of Quepasa; and (iv) Ernest C. Garcia II, by virtue of his indirect beneficial ownership of Common Stock of Quepasa via his sole ownership of all of the common stock of Verde Reinsurance and Verde Investments and his ownership of 55% of the membership interests in Verde Capital, together with his control of that company by virtue of his status as managing member.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

                                  EXHIBIT INDEX


EXHIBIT NO.       AGREEMENT
-----------       ---------
99.1              Agreement re Joint Filing of Schedule 13G